Filed pursuant to Rule 424(b)(3)

File No. 333-294038

Privacore PCAAM Alternative Growth Fund

(the “Fund”)

Supplement dated September 16, 2026

to the

Prospectus and Statement of Additional Information (“SAI”)

dated July 28, 2026, as supplemented

1.	Effective immediately, the following disclosure replaces the disclosure in the “MANAGEMENT OF THE FUND – Portfolio Managers” section beginning on page 65 of the Prospectus.

Portfolio Managers

The key personnel of the Adviser and the Sub-Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

•	John Beil: John joined Partners Capital in January 2022 as a Managing Director and Head of Private Equity and Real Estate based in the San Francisco office. Prior to Partners Capital, John was Managing Director of Private Equity at the University of California Investment Office from 2016-2021 where he oversaw a $12B private equity portfolio. John also worked at the Asset Management Company, International Finance Corporation and Citigroup. He holds an MBA from the George Washington University where he was a Potomac Fellow and a BA degree from Tulane University. John will act in practice as the Lead Portfolio Manager for the Fund.
•	Emma Bewley: Emma joined Partners Capital in 2019 and was made Partner in 2022. She is the Head of Credit and Non-correlated Strategies, based in London. Previously, Emma was at Connection Capital where she was Head of Fund Investments; a Portfolio Manager at Pamplona Capital Management; and she also spent five years at Morgan Stanley. Emma graduated from Girton College, Cambridge University with a BA in Modern and Medieval Languages.
•	Jennifer Fox Bensimon: Jennifer joined Partners Capital in 2024 as a Managing Director and Head of Co-Investments, based in the New York office. Prior to joining Partners Capital, Jennifer spent two years as a Managing Director at Trilantic North America where she invested in private equity across the consumer/retail and adjacent sector. Before Trilantic, Jennifer spent more than ten years at LNK Partners, where she similarly focused on private equity investments, and prior to LNK, she spent two years at Morgan Stanley Alternative Investment Partners. Jennifer holds an MBA from Harvard Business School, and a B.A. in Economics and History of Art & Architecture, magna cum laude, from Brown University. Jennifer is also a CFA Charterholder.
•	Alex Band: Alex joined Partners Capital in 2013 and was made Partner in 2020. He is the Chief Investment Officer and was previously Head of Public Equities, covering long only and long/short strategies. He is a member of the Global Investment Committee. Prior to joining Partners Capital, Alex was at Bain Capital, located in Boston and New York. He was a part of the global private equity group, responsible for investment due diligence, deal execution and portfolio management. Previously, Alex was a Consultant at Bain & Company in San Francisco. Alex holds an MBA from Harvard Business School. He graduated from Harvard College with a BA in Biochemical Sciences.
•	Richard Scarinci: Rich Scarinci joined Partners Capital in 2016 as a Partner. He is the Head of North America and responsible for the investment programs of many of the largest North American relationships, both institutions and private clients. Rich is a member of the Global Investment Committee as well as the Absolute Return Investment Committee. Previously, Rich was at Blackstone Alternative Asset Management, where he was a Managing Director and Co-Portfolio Manager within the Hedge Fund Solutions Group. Rich holds a BA in Economics with a concentration in Finance from Princeton University.

Additional information regarding Portfolio Manager compensation, other accounts managed by the Portfolio Managers, and Portfolio Manager ownership of the Fund (if any) can be found in the SAI.

2.	Effective immediately, the following disclosure replaces the disclosure in the “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Portfolio Managers” section beginning on page 11 of the SAI.

The Portfolio Managers

The persons who have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are John Beil, Emma Bewley, Alex Band, Jennifer Fox Bensimon, and Richard Scarinci. Information provided below regarding other accounts managed by the Portfolio Managers is as of December 31, 2025, except as otherwise indicated below.

Other Accounts Managed by the Portfolio Managers

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
John Beil
Registered Investment Companies	1	$43	0	$0
Other Pooled Investment Vehicles	20	$4,569	20	$4,569
Other Accounts	0	$0	0	$0
Emma Bewley
Registered Investment Companies	1	$43	0	$0
Other Pooled Investment Vehicles	2	$3,138	2	$3,138
Other Accounts	0	$0	0	$0
Alex Band
Registered Investment Companies	1	$43	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	1	$1,080	1	$1,080
Jennifer Fox Bensimon(1)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0
Richard Scarinci
Registered Investment Companies	1	$43	0	$0
Other Pooled Investment Vehicles	2	$169	1	$151
Other Accounts	44	$15,153	18	$2,242

(1)	As of March 31, 2026.

3.	Effective immediately, the following disclosure replaces the disclosure in the “INVESTMENT MANAGEMENT AND OTHER SERVICES – Portfolio Manager’s Ownership of Shares” section beginning on page 13 of the SAI.

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1)
Jennifer Fox Bensimon	None
Alex Band	None
Emma Bewley	None
John Beil	None
Richard Scarinci	None

(1)	As of March 31, 2026.

Capitalized terms used and not otherwise defined in this Supplement have the meaning given them in the Prospectus.

Please retain this Supplement for future reference.